7

                                       HART & TRINEN
                                      Attorneys at Law
                                   1624 Washington Street
                                   Denver, Colorado 80203
                                       (303) 839-0061 (303) 839-5414 (fax)


                                      February 7, 2005

Duc Dang
Securities and Exchange Commission
450 5th Street, N.W.
Mail Stop 0304
Washington, D.C.  20549

      Re:   Bella Trading Company, Inc.
            Registration Statement on Form SB-2
            File Number 333-121034

Dear Mr. Dang:

      This office represents Bella Trading Company, Inc. (the "Company"). Amendment No. 1 to the Company's Registration Statement on Form SB-2 has been filed with the Commission. This letter sets forth the Company's responses to the comments received from the Staff by letter dated January 11, 2005. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. A numerical reference next to a response indicates the page where changes have been made in response to the comment.

                                                                  Page Reference

1.    The Company does not intend to use any artwork,
      photographs or maps with its prospectus.                          N/A

2.    Comment noted.                                                    N/A

3.    Comment complied with.                                   Exhibit 23.2

4.    Comment complied with.                                     Cover Page

5.    Comment complied with.                                              1

6.    Comment complied with.                                              1

7.    Comment complied with.                                              4

8.    Comment complied with.                                       1, 6, 17

9.    Comment complied with.                                           1, 4


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                                                                  Page Reference

10.   Comment complied with.                                              2

11.   Comment complied with.                                              2

12.   Comment complied with.                                              3

13.   We have revised  some of the Risk  Factors in response
      to this  comment. In our opinion each risk factor  heading clearly states the particular risk and the  consequences
      that may result if that risk  should  occur. In this
      regard, it should be noted that in some cases the risk factor heading contains the entire risk. In addition, a sentence  at the beginning of the Risk Factor  section of
      prospectus states that if any of the enumerated risks should materialize, the Company's common stock may decline in value or prove to be  worthless.  In the  Microsoft  Word version of the prospectus,  the Risk Factors  headings are in bold face. However,  on the Edgar  system  words in bold face show as regular  type since the  Company's  Edgar  filings  are made in the ASCII  format,  as opposed to the HTML format.
      In this amendment all risk factor  headings have been
      underlined for ease of identification.                        3, 4, 5

14.   The date on which the offering will terminate has
      been changed.                                                   1, 17

15.   Comment complied with. 4

16.   The risk factor which is the subject of this comment
      has been modified.                                                  4

17.   Comment complied with. 14

18.   Comment complied with. 5

19.   The risk factors which are the subject of this comment
      have been revised and relocated.                                 4, 5

20.   The risk factors which are the subject of this comment have
      been revised and relocated.                                      4, 5

21.   Comment complied with.                                              5

22.   Comment complied with.                                              5

23.   Comment complied with.                                              5

24.   Comment complied with.                                              5

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                                                                  Page Reference

25.   Comment complied with.                                              5

26.   Comment complied with.                                              6

27.   Comment complied with.                                              6

28.   Comment complied with.                                              7

29.   Comment complied with.                                              7

30.   Rule 502(d) of Regulation D provides that securities
      acquired in a transaction under Regulation D cannot be
      sold without registration under the Act or an exemption
      from registration. Since the shares sold in the private
      offering are being registered by means of the registration
      statement, the Company is in compliance with Rule 502(d).         N/A

31.   Comment complied with.                                              8

32.   Comment complied with.                                              7

33.   Comment complied with.                                              9

34.   We have revised the Company's anticipated capital expenses
     for the twelve-month period following the offering.                 10

35.   The prospectus provides in part that the Company does
      not have any commitments or arrangements from any person
      to provide it with any additional capital. Since the
      Company does not have any external sources of liquidity
      we are not able to provide any more detail regarding this
      subject.                                                          N/A

36.   Comment complied with.                                              9

37.   Public corporations routinely sell their securities in
      private offerings. As long as there is no general
      solicitation of investors and the shares are restricted
      for resale in accordance with Rule 144 private sales will
      be exempt pursuant to Section 4(2) of the 1933 Act.               N/A

38.   We have revised the prospectus to cover sales for the
      three months ending December 31, 2004.                             12

39.   The Company does not have any material revenue from
      consignment sales.                                                N/A

                                                                  Page Reference

40.   Comment complied with.                                              9

41.   Comment complied with.                                             10

42.   Comment complied with.                                              9

43.   Comment complied with.                                             10

44.   Comment complied with.                                         10, 11

45.   Comment complied with.                                             10

46.   We have deleted the term "925 Stamped Sterling Silver"
      from the prospectus.                                               11

47.   Comment complied with.                                             12

48.   Comment complied with.                                             10

49.   Comment complied with.                                             11

50.   As  disclosed  in the  prospectus,  there  are a
      substantial  number of vendors in Nepal and Thailand
      who provide  traditional  ethnic  products which are
      similar or virtually identical to the products sold by the
      Company.  Most of these  vendors work with  American
      importers and are also able to provide most types of
      contemporary  jewelry,  based either on  their  own
      designs  or  designs  supplied  by  American  importers.
      Since the  present  vendors  could be quickly and easily
      replaced,  the Company does not believe that its reliance
      on only two vendors is a risk.                                    N/A

51.   Comment complied with.                                             11

52.   Comment complied with.                                             13

53.   Comment complied with.                                             13

54.   Comment complied with.                                             12

55. The Company does not believe that conducting business with its vendors in Nepal and Thailand is any different then conducting business with vendors in the United States. Both of the Company's vendors have their own websites and are accessible via email or telephone. The

                                                                  Page Reference

      Company pays for its  products in U.S.  dollars and
      products are shipped to the Company via DHL or UPS.
      There are no import  restrictions  on the products
      which the Company purchases from its vendors in Nepal
      and Thailand.  Accordingly, the Company does not
      believe that there is any risk in conducting business
      with its vendors in Nepal and Thailand.                           N/A

56.   Comment complied with.                                             14

57.   Comment complied with.                                             15

58.   Comment complied with.                                             15

59.   Comment complied with.                                             15

60.   Comment complied with.                                             15

61.   Comment complied with.                                             15

62.   Comment complied with.                                             15

63.   Comment complied with.                                             16

64.   Comment complied with.                                             16

65.   Comment complied with.                                              4

66. Section 3(a)(4) of the Securities Exchange Act of 1934 defines a broker as "any person engaged in the business of effecting transactions in securities for the account of others".

      As explained in the treatise "Securities Regulation"
      (Loss/Seligman) on page 2980, "the phrase engaged in the business connotes a certain regularity of participation in purchasing and selling activities rather than a few isolated transactions."

      In the case of the officers who will be selling the securities on behalf of the Company:

          o The officers' primary duties for the Company are other than sale of its securities;
          o The officers will not receive special compensation for their selling efforts; and

                                                                  Page Reference


          o The officers' employment will continue beyond the conclusion of the securities offering.

      As provided in Rule 3a4-1(b), no presumption arises that
      a person is a broker if the persons do not meet the
      conditions specified in Rule 3a4-1.                               N/A

67.   Comment complied with. 17

68.   The sentence which is the subject of this comment has been
      deleted from the prospectus.                                       17

69.   None of the selling shareholders are affiliates of
      broker/dealers.                                                    18

70.   None of the selling shareholders have any material
      relationship with the Company or any affiliate of
      the Company.                                                       18

71.   Item 507 of Regulation B requires the disclosure of the
      ownership of selling shareholders if they own more than 1%
      of the issuer's outstanding common stock after the offering.
      No disclosure is required by Item 507 as to the ownership of
      the selling shareholders prior to the offering.                   N/A

72.   Comment complied with.                                             17

73.   Comment complied with.                                             19

74.   Comment complied with.                                             19

75.   Comment complied with.                                             20

76.   Comment complied with.                                            F-5

77.   Comment complied with.                                            F-8

78.   Comment complied with.                                Back Cover Page

79.   Comment complied with.                           Back Cover Page, F-9

80. At the time the Company sold common stock relying on the 504 exemption the Company was not:

          o    Subject to reporting requirements of the Exchange Act
          o    An investment company, or

                                                                  Page Reference

          o A development stage company that had no specific business plan or purpose or had a business plan to engage in a merger or acquisition with an unidentified company or companies.

      The amount of securities  sold by the Company was less
      than  $1,000,000. Accordingly the Company was entitled to
      rely on the 504 exemption.                                        N/A

81.   Generally accepted  accounting  principles required the
      Company to value the  4,000,000  shares  issued to Sara
      Preston  at a price of $0.05 per share,  since this was
      the price of the Company's  securities sold in an arms
      length transaction shortly after the shares were issued
      to Ms. Preston.  This resulted in a value of $200,000 for
      the services provided by Ms. Preston, which of course is
      not realistic.  Although, GAAP often result in valuations
      which are not realistic,  the Company is nevertheless
      required to present its financial statements in accordance
      with GAAP.                                                        N/A

82.   Comment complied with.                                 Signature Page


      If you should have any questions concerning the above please do not hesitate to contact the undersigned.

                                    Very truly yours,

                                    HART & TRINEN, L.L.P.



                                    William T. Hart

WTH:ap